Exhibit 99.D.1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Hungary contained in Hungary’s Annual Report. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Selected Macroeconomic Statistics

The following table sets out certain macroeconomic statistics regarding Hungary for the periods indicated:

						First		Second
	For the year ended December 31,					quarter of		quarter of
	2008	2009	2010	2011	2012(1)	2013(1)		2013(1)
Economic Data(2)
Nominal GDP (HUF billions)	26,543.3	25,626.5	26,513.0	27,635.4	28,048.1	6,470.7		7,267.0
Real GDP (growth in %)(9)	0.9	(6.8)	1.1	1.6	(1.7)	(0.9)		0.5
Real exports (growth in %)	5.7	(10.2)	14.2	6.3	2.0	1.1		3.0
Real imports (growth in %)	5.5	(14.8)	12.7	5.0	0.1	0.4		4.7
Rate of unemployment (as of the period end (%))	8.0	10.5	10.8	10.7	10.7	11.8		10.3
Consumer prices (growth in %)	6.1	4.2	4.9	3.9	5.7	2.9	(5)	2.3	(8)
Producer prices (growth in %)	5.0	4.9	4.5	4.2	4.3	0.7	(5)	0.3	(8)
State Budget; Public and External Debt(3)
State budget surplus/(deficit) (HUF billions)	(918.4)	(528.7)	(1,128.5)	(1,600.7)	(510.0)	(493.6	)(4)	(228.1	)(4)
as a % of GDP	(3.5)	(2.1)	(4.3)	(5.8)	(1.8)	n/a		n/a
Total revenues (HUF billions)	12,548.1	12,911.0	12,410.5	12,937.0	13,479.5	3,463.7	(4)	3,786.1	(4)
as a % of GDP	47.3	50.4	46.8	46.8	48.1	n/a		n/a
Public debt (HUF billions), unconsolidated	18,103.9	18,964.9	20,041.0	20,955.5	20,720.1	21,692.4		22,238.4
as a % of GDP	68.2	74.0	75.6	75.8	73.9	n/a		n/a
External public debt (HUF billions)	6,774.8	8,468.5	8,842.8	10,170.4	8,326.6	8,967.8		9,040.1
as a % of GDP	25.5	33.0	33.4	36.8	29.7	n/a		n/a
Balance of Payments Data(6)
Current account (EUR billions)	(7.8)	(0.2)	0.2	0.4	1.0	0.7		0.6
as a % of GDP	(7.3)	(0.2)	0.2	0.4	1.0	n/a		n/a
Exports (EUR billions)(7)	85.9	70.7	81.5	90.3	91.5	22.6		23.5
Imports (EUR billions)(7)	85.6	66.3	76.2	84.0	84.6	20.7		21.5
NBH’s foreign exchange reserves (EUR billions)(10)	24.0	30.7	33.7	37.8	33.9	35.5		34.3

Sources: Hungarian Central Statistical Office, NBH, Ministry for National Economy

Notes:

(1)                                 Preliminary data.

(2)                                 Derived from data published by the CSO.

(3)                                 Derived from the government budget as published by the Ministry for National Economy, according to the GFS methodology.

(4)                                 Non-consolidated data excluding local governments.

(5)                                 Average data for the first three months of the year.

(6)                                 Derived from data published by the NBH.

(7)                                 Including goods and services.

(8)                                 Average data for the first six months of the year.

(9)                                 Data not adjusted for calendar-day effect.

(10)                          As of the end of the period indicated.

Recent Political Developments

On January 1, 2012, the Act on Economic Stability of Hungary went into effect. The Act contains government debt reduction rules and detailed regulation of central government debt limits, central government debt, the legal status of the Government Debt Management Agency, and the organizational and procedural order of the Budgetary Council. On September 23, 2013, Parliament adopted an Amendment to this Act, which, in certain circumstances, entitles the Government to use additional revenue-raising measures including taxes if the annual central budget proves insufficient.

On January 1, 2012, the Act on Public Finance went into effect, which divides the Hungarian public finance system into two subsystems: the subsystem of central government and the subsystem of municipalities. The social security funds and the separated state funds became part of the central government budget.

On January 1, 2012, the Act on National Assets went into effect, which provides for the protection of certain assets owned by the state or local governments or their public or private organizations. The Act determines the scope and rules of management of national assets, and limitations related to selling, lending and utilization of national assets, in order to ensure such assets serve the public interest.

On July 1, 2012, the New Labor Code of Hungary went into effect, which contains the fundamental regulation of employment and provides a more flexible legal relationship between employers and employees.

On November 6, 2012, the European Court of Justice, in a judgment based upon an action of the European Commission, declared that a national scheme requiring the compulsory retirement of judges, prosecutors and notaries upon reaching the age of 62 gave rise to a difference in treatment on grounds of age which was not appropriate or necessary and caused Hungary to fail to fulfill its obligations of establishing a general framework for equal treatment in employment and occupation.

On November 9, 2012, Parliament amended the Transitional Provisions of the Fundamental Law in accordance with the Bill on Election Procedure to add a constitutional provision requiring prior registration on-line or in person as a precondition to the right to vote and to incorporate the compulsory retirement age of judges and prosecutors. The President of Hungary refused to sign the amendment to the Transitional Provisions and submitted several provisions for preliminary review before the Constitutional Court. On December 28, 2012, the Constitutional Court declared that Parliament had exceeded its legislative authority when it enacted these provisions. On January 4, 2013, the Constitutional Court—based on the petition of the President of Hungary—declared that certain provisions of the Bill on Election Procedure were contrary to the Fundamental Law of Hungary.

In order to comply with the ruling of the Constitutional Court and with the decision of the Court of Justice of the European Union, the Hungarian Government submitted a Bill on amendments to the compulsory retirement age of judges on December 21, 2012, which was adopted by Parliament on March 11, 2013, pursuant to which, the mandatory retirement age shall be reduced gradually to 65 years old by December 31, 2022 for all public legal professionals.

On February 8, 2013, all the members of the governing party signed and submitted a Bill on the fourth amendment to the Fundamental Law (“Fourth Amendment”) to Parliament as a reaction to several decisions of the Constitutional Court, and the Fourth Amendment was adopted by Parliament on March 11, 2013. The Fourth Amendment is intended, inter alia, to implement several provisions of the Transitional Provisions of the Fundamental Law that were annulled by the Constitutional Court, such as the competence of Parliament to recognize religious groups as churches. It also introduces new limitations on political advertising and eliminates certain of the previous limitations. The Fourth Amendment does not include the pre-registration requirement regarding parliamentary elections, in compliance with the previous decision of the Constitutional Court. On June 10, 2013, the Government submitted a Bill on the Fifth Amendment to the Fundamental Law to Parliament and on September 16, 2013, Parliament adopted the Fifth Amendment to the Fundamental Law, which, amongst other things, eliminated certain limitations on political advertising introduced by the Fourth Amendment.

In accordance with the Fourth Amendment, decisions of the Constitutional Court that predate the date that the Fundamental Law went into effect shall become annulled; however, the legal consequences of such decisions are not affected. Furthermore, the Fourth Amendment would only allow the Constitutional Court to review the constitutionality of provisions of law brought before it and other provisions having a close and substantial connection with such provisions of law as were brought before it.

On April 8, 2013, Parliament adopted an Act on election procedure that eliminated the controversial rules of pre-registration from August 1, 2013 in accordance with the decision of the Constitutional Court. The new Act also eliminates limitations on political advertising such as mandatory campaign silence and the prohibition of the publication of poll numbers on and before the election day.

On April 12, 2013, Mr. Jose Manuel Barroso, President of the European Commission, sent a letter to Mr. Viktor Orbán, Prime Minister of Hungary, regarding the European Commission’s serious concerns about the compatibility of the Fourth Amendment with EU legislation and with the principle of the rule of law. Once the European Commission finalizes its legal analysis, the European Commission will start infringement procedures, if applicable.

On July 5, 2013, Parliament adopted an Act on the amendment of certain laws in connection with the Fourth Amendment of the Fundamental Law that (i) modifies the authority of the Constitutional Court and implements new control functions such as the preliminary and subsequent control of the Fundamental Law or any amendments thereto and (ii) provides for the preliminary constitutional review of normative decrees in order to ensure constitutional review in the case of the operating rules of Parliament irrespective of its legal source.

On January 1, 2012, the new Act on the National Bank of Hungary went into effect, which raised the number of Monetary Council members to a minimum of five and a maximum of nine, and set the number of Deputy Governors of the NBH at a minimum of two and a maximum of three. Following a proposal by the Prime Minister, Deputy Governors are appointed by the President. On June 7, 2013, the Government submitted a Bill on the new Act on the National Bank of Hungary, which aims to merge the central bank function and the financial supervisory function under the National Bank of Hungary, to eliminate the Hungarian Financial Supervisory Authority (“HFSA”). On July 26, 2013, the European Central Bank (“ECB”) provided an opinion expressing concern with certain aspects of the merger including, amongst other things, central bank independence, transitional timeframes and the transition of roles and duties, and compatibility with European Union treaties. On October 1, 2013, the merger of the HFSA and the National Bank of Hungary went into effect, and, in accordance with the Act, the Financial Stability Committee has now been set up. On September 16, 2013, Parliament adopted the Fifth Amendment to the Fundamental Law, which provides, inter alia, for a constitutional basis for the merger. Subsequently, the ECB provided an opinion dated October 7, 2013, reiterating some of the concerns mentioned in its opinion dated July 26, 2013.

On March 11, 2013, the European Commission brought an action against Hungary before the European Court of Justice, arguing that the national regulation of Hungary does not comply with an EU Directive regarding excise duties for alcohol. The relevant EU Directive provides that the allowance provided in the national regulation of EU Members shall not be more than 50% of the normal rate of the excise duty.

On July 16, 2013, Tibor Navracsics, Minister of Public Administration and Justice, announced that the Government intends to settle the position of debtors indebted in foreign currencies. Subsequently, Mihály Varga, Minister for National Economy, announced that the Government intends to settle the position of mortgage loans taken for the purpose of home purchases. Subsequently, on July 24, 2013, the Government declared that foreign currency-denominated mortgage loans for the purpose of home purchases should be phased out of the Hungarian loan market and that the Government would start related negotiations with the Hungarian Banking Association.

On September 6, 2013, the Government submitted an amendment to the Budget Act for 2013, which will increase the general government deficit according to GFS methodology by HUF171.0 billion for 2013. The following table sets forth the additional expenditures included in such amendment.

(in HUF billions)

Purchase of E.ON assets(1)	71.0
Funding of cooperative credit institutions	100.0
Raising of EU funds contributions	20.0
Increase of wages in the public education sector	32.5
Non-state public education	5.0

Human services	4.6
Higher education	11.0
Costs connected to E-toll system	10.9
Total additional expenditures	255.0
Decrease of reserves	84.0
Additional deficit	171.0

Source: MNE

Note:

(1)                                 Purchase of shares of two companies involved in natural gas trade and storage: E.ON Földgáz Trade Földgázkeresked Zrt. és az E.ON Földgáz Storage Földgáztároló Zrt.

On October 25, 2013, a Bill to reduce the financial burden on the public that amends the Act on Financial Services was submitted to Parliament. According to the Bill, cash withdrawals from ATMs may be free of charge up to twice a month, up to a total of HUF150,000, from February 1, 2014. The Act was adopted by Parliament on November 11, 2013.

On November 4, 2013, the Government announced the takeover of remaining local government debt in the amount of approximately HUF420 billion. As a result, the Hungarian State will assume all remaining local government debt by February 28, 2014. In exchange, the government expects the municipalities to create an economic development plan for their local community.

On November 5, 2013, Parliament adopted the Act on amendments to certain acts to support borrowers with mortgage loans denominated in foreign currency. Prior to the amendment, borrowers who were delinquent on payments by more than 90 days, or whose debt exceeded HUF20 million, were not eligible to participate in the support scheme. Pursuant to the Amendment Act, the fixed- rate repayment schedule available under the scheme will be available for mortgage debtors indebted in foreign currency who are delinquent on payments by 90 days or more but less than 180 days. Furthermore, the Amendment Act eliminated the requirement that the amount of foreign currency denominated mortgage debt be less than HUF20 million in order to be eligible for the support scheme. The Amendment Act extended the current eviction moratorium until April 30, 2014.

Recent Economic Performance

In 2012, GDP decreased by 1.7% according to data not adjusted for calendar- day effect. Value added by the agricultural industry dropped significantly as a result of unfavorable weather conditions, with the sector falling by 18.9%. As external demand weakened, value added by the manufacturing sector diminished by 0.4%. Construction contracted by 6.3% as home construction continued to struggle due to continuing tightened credit constraints. The unemployment rate and consumer sentiment did not improve, and, as a result, domestic demand was weak.

Domestic use diminished by 3.5% in 2012. Consumption decreased by 1.5%. Gross fixed capital formation contracted by 3.7% as a result of still unfavorable investor sentiment. Gross capital formation fell by 11.2%, partly as a result of significant decrease in inventories. Net exports slowed down the 3.5% contraction of domestic use to a 1.7% decline of GDP. Exports grew by 1.7%. The dynamics of imports lagged behind that of exports due to weak investment sentiment and stagnating consumption, as import demand from investment and consumption still faltered. Imports decreased slightly by 0.1%.

In the first half of 2013, GDP decreased by 0.2% according to data not adjusted for calendar-day effect. Value added by the agricultural industry grew significantly as a result of favorable weather conditions compared to the previous year, with the sector increasing by 12.9%. As external demand was weaker, value added by the industry sector (i.e., manufacturing, mining and quarrying and electricity) decreased by 1.6%. Construction increased by 5.1%, partly as a result of infrastructure projects. The value added by the service sector decreased by 0.3%. The unemployment rate and consumer sentiment did not improve significantly, and, as a result, domestic demand is weak.

Domestic use increased by 0.1% in the first half of 2013. Consumption contracted by 0.4%. Gross fixed capital formation grew only by 0.1%, as a result of still unfavorable investor sentiment. Gross capital formation increased by 2.5%. Net exports turned the growth of domestic use of 0.1% into a 0.2% fall of total GDP. Exports grew by 2.1%, mainly as a result of the slightly improving state of the economy in Western Europe. Imports increased at a higher pace of 2.6% due to growing investments.

2014 Budget

On September 30, 2013 Mr. Mihály Varga, the Minister for National Economy, submitted the Bill on the annual central budget of Hungary for the year 2014 to Parliament. According to the proposal, the planned general government deficit according to GFS methodology (including local governments) will be HUF954.8 billion in 2014 equaling 3.1% of projected GDP. According to the proposal the planned general government deficit according to ESA methodology (including local governments) will be HUF887.4 billion in 2014 equaling 2.9% of projected GDP.

The Budget Bill is a preliminary budget bill. This preliminary bill contains numbers that are subject to review and revision by members of Parliament. Members of Parliament engage in extensive committee and plenary debates of the budget bill and make amendments to it before passing the budget for the next year. Because of this process, a preliminary budget bill will give only an initial sense of a budget and is not binding on the Government or Parliament.

The Economy

The following table shows the sector composition of GDP for the six months ended June 30, 2013:

For the six months ended June 30, 2013
(%)
Agriculture, forestry and fishing	3.1
Industry Excluding Manufacturing	2.8
Manufacturing	19.7
Construction	2.5
Services	55.4
Taxes less subsidies on products	16.5

Source: CSO

The following table sets forth the final use of GDP for the six months ended June 30, 2013:

For the six months ended June 30, 2013
(%)
Actual final consumption of households	65.8
Actual final consumption of government	10.4
Gross capital formation, total	14.8
Net exports	9.0

Source: CSO

The following table compares the yearly average real GDP growth rate of Hungary with that of the European Union for the years indicated:

	For the year ended December 31,
	2009	2010	2011	2012	2013(1)	2014(1)	2015(1)
	(%)
Hungary	(6.8)	1.1	1.6	(1.7)	0.7	1.8	2.1
EU	(4.5)	2.0	1.7	(0.4)	0.0	1.4	1.9

Source: European Commission, Economic Forecast 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

According to the latest European Economic Forecast published in Autumn 2013, the European Commission projected the GDP of Hungary will grow by 0.7% in 2013, 1.5% in 2014 and 2.1% in 2015. Gross fixed capital formation will decline by 0.4% in 2013, but will increase by 3.8% and 4.3% in 2014 and 2015, respectively contributing to GDP growth. Private and public consumption will grow by 0.5% and 0.8% in 2013, 1.2% and 1.5% in 2014 and 1.5% and 2.0% in 2015, respectively. The contribution of net exports to GDP growth will amount to 0.3%, 0.2% and 0.1% in 2013, 2014 and 2015, respectively.

The following table sets forth the European Commission’s projections for the GDP growth of Hungary for the years indicated and the projections for the main GDP components:

	For the year ended December 31,
	2013	2014	2015
	(%)
GDP	0.7	1.8	2.1
Private Consumption	0.5	1.2	1.5
Public Consumption	0.8	1.5	2.0
Gross Fixed Capital Formation	(0.4)	3.8	4.3
Exports	3.7	5.3	6.1
Imports	3.7	5.5	6.5
Net Exports Contribution to GDP Growth	0.3	0.2	0.1

Source: European Commission, Economic Forecast 2013 autumn

On November 12, 2013, CSO published inflation data for October 2013. According to the publication, the 12 month inflation rate dropped from 1.4% in September 2013 to 0.9% in October 2013.

On November 14, 2013, CSO published the flash estimate for the GDP growth rate in the third quarter of 2013. According to the flash estimate, GDP grew by 1.7% in the third quarter of 2013 compared to the corresponding period of the previous year according to data adjusted for calendar-day effect.  According to data not adjusted for calendar-day effect, the growth rate was 1.7%. According to seasonally-adjusted data, GDP increased by 0.8% in the third quarter of 2013 compared to the second quarter of 2013.

Foreign Trade

The following table sets forth Hungary’s export structure for the first eight months of 2013:

	For the eight months ended August 31, 2013
	Food, beverages and tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
Exports (EUR millions)	4,233	1,677	1,788	17,394	28,444	53,537
Exports (% share)	7.9%	3.1%	3.3%	32.5%	53.1%	100.0%

	EU15	Countries joining the EU after 2004	Asia	America	Other	Total
Exports (EUR millions)	29,226	12,110	3,392	2,093	6,716	53,537
Exports (% share)	54.6%	22.6%	6.3%	3.9%	12.5%	100.0%

Source: CSO

Budget Trends

The following table sets out the total general government revenue, expenditure, balance and primary balance of Hungary (according to ESA methodology) calculated by the European Commission for the years indicated:

	For the year ended December 31,
	2009	2010	2011	2012	2013(1)	2014(1)	2015(1)
	(% per GDP)
Total General Government Expenditures	51.5	49.9	50.0	48.6	50.2	50.8	49.6
Total General Government Revenues	46.9	45.6	54.3	46.6	47.2	47.8	46.9
General Budget Balance	(4.6)	(4.3)	4.3	(2.0)	(2.9)	(3.0)	(2.7)
Primary Balance(1)	0.1	(0.2)	8.5	2.2	1.3	0.9	1.2

Source: European Commission, Economic Forecast, 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

The following tables set out the expected general government balance of the countries indicated (according to ESA methodology) estimated by the European Commission for the year indicated:

	Germany	Austria	Czech Republic	Hungary	Italy	Slovakia	Netherlands
	(%)
Expected general government balance as percentage of GDP for 2013(1)	0.0	(2.5)	(2.9)	(2.9)	(3.0)	(3.0)	(3.3)

Source: European Commission, Economic Forecast, 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

	EU	France	Poland	United Kingdom	Spain	Ireland	Cyprus	Greece
	(%)
Expected general government balance as percentage of GDP for 2013(1)	(3.5)	(4.1)	(4.8)	(6.4)	(6.8)	(7.4)	(8.3)	(13.5)

Source: European Commission, Economic Forecast, 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

The following tables set out the expected general government debt of the countries indicated (according to ESA methodology) estimated by the European Commission for the year indicated:

	Czech Republic	Slovakia	Poland	Austria	Netherlands	Germany	Hungary	EU
	(%)
Expected general government debt as percentage of GDP for 2013(1)	49.0	54.3	58.2	74.8	74.8	79.6	80.7	89.7

Source: European Commission, Economic Forecast, 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

	France	United Kingdom	Spain	Cyprus	Ireland	Italy	Greece
	(%)
Expected general government debt as percentage of GDP for 2013(1)	93.5	94.3	94.8	116.0	124.4	133.0	176.2

Source: European Commission, Economic Forecast, 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

The following table sets out the general government debt of Hungary and the general government debt of the European Union (according to ESA methodology) calculated by the European Commission for the years indicated:

	For the year ended December 31,
	2009	2010	2011	2012	2013(1)	2014(1)	2015(1)
	(%)
Hungary	79.8	82.2	82.1	79.8	80.7	79.9	79.4
EU27 Average	74.3	80.0	82.9	86.6	89.7	90.2	90.0

Source: European Commission, Economic Forecast, 2013 autumn

Note:

(1)                                 Forecast of the European Commission.

Monetary Policy

Recent Developments in Monetary Policy

On October 29, 2013, the Monetary Council decreased the central bank base rate by 20 basis points, resulting in a base rate of 3.40%.

Following the Monetary Council’s decision at its meeting on April 4, 2013, the Governor of the NBH announced the launch of the Funding for Growth Scheme. Following the announcement, the NBH conducted consultations with financial and business sector representatives and worked out the details of the scheme, taking into account the issues that arose through the consultations. These details were approved by the Monetary Council on April 30, 2013. The Funding for Growth Scheme consists of three pillars and allocation of the funds was completed as of August 30, 2013. According to data available in October 2013, HUF701 billion (equal to 93.5% of the total amount announced as being allocated to the Funding for Growth Scheme of HUF750 billion) were allocated across the pillars. HUF472 billion was allocated to the first pillar and

HUF229 billion was allocated to the second pillar of the scheme. New loans from the participating banks to the participating enterprises amounted to HUF290 billion, which was equal to 61% of the total amount allocated in the first pillar.

Exchange Rate Policy

The following table sets out the average exchange rates of the HUF versus the Euro and USD and the real effective exchange rate as calculated by NBH as of the dates indicated:

							As of	As of	As of
	For the year ended December 31,						March 31,	June 30,	September 30,
	2007	2008	2009	2010	2011	2012	2013	2013	2013
HUF/EUR(1)	253.15	264.15	273.08	277.47	304.32	285.03	303.11	295.83	299.68
HUF/USD(1)	173.86	196.78	186.76	209.67	230.88	217.53	233.91	224.23	224.50
REER (CPI)(2)	72.3	73.4	72.3	73.2	79.0	72.5	75.9	73.7	75.0

Source: NBH

Notes:

(1)                                 Average foreign exchange rate for the last month of the period indicated.

(2)                                CPI-based real effective exchange rate for the last month of the period indicated; calculated according to the relative weights of the foreign trade partner countries based on foreign trade data of 2007-2009.

Banking System

In November 2013, the NBH published its latest Report on Financial Stability. According to the latest stress-test conducted by the NBH, under all scenarios, including the simultaneous occurrence of financial market turbulence, deposit withdrawals and an exchange rate shock, banks’ liquidity reserves remain adequate. The total capital need of the banking sector under the extreme stress scenario is estimated at HUF116 billion and only two major banks would need additional capital over the two-year time horizon. Loan loss coverage is equal to 56% in the corporate segment and 51% in the households segment.

The following table sets out certain information regarding the Hungarian banking sector, as of or for the periods indicated:

	As of or for the year ended				As of or for the quarter ended
	December 31,				March 31,	June 30,	September 30,	December 31,
	2008	2009	2010	2011	2012	2012	2012	2012
Capital Adequacy Ratio	11.24	13.12	13.00	13.00	14.27	14.79	14.71	15.80
Tier 1 Capital Adequacy Ratio	9.28	11.02	11.28	11.22	12.21	12.77	12.83	13.52

Source: NBH

The following table sets out certain information regarding the Hungarian banking sector, as of or for the periods indicated:

	As of or for the quarter ended
	December 31,					March 31,	June 30,	September 30,	December 31,
	2008	2008	2009	2010	2011	2012	2012	2012	2012
Liquid assets to total assets	18.5	18.5	24.4	21.9	23.6	25.3	27.5	27.7	27.8
Return on Equity	22.2	14.2	12.5	2.8	-8.1	(9.5)	(14.3)	(11.8)	(3.4)
Loan overdue more than 90 days to total corporate loans	3.2	4.7	10.2	12.8	17.4	17.7	20.9	16.4	17.7
Loan overdue more than 90 days to total household loans	2.9	3.5	7.7	9.5	13.1	14.9	16.2	17.8	18.4

Source: NBH

The following table sets out certain information regarding the Hungarian banking sector, as of or for the periods indicated:

								As of or for the month ended
	As of or for the year ended December 31,							January 31,	February 28,
	2006	2007	2008	2009	2010	2011	2012	2013	2013
Loans to Deposit Ratio	131.8	140.1	152.0	134.6	140.4	129.9	114.5	114.5	114.8

Source: NBH

The following table sets out the total outstanding value of loans provided by the Hungarian banking sector to households, denominated in local currency and in foreign currency, as at the dates indicated:

					As of	As of	As of	As of
	As of December 31,				March 31,	June 30,	September 30,	December 31,
	2008	2009	2010	2011	2012	2012	2012	2012
					(HUF billions)
Local Currency	3,061	3,204	3,500	3,760	3,982	4,001	4,050	4,008
Foreign Currency	6,637	6,544	7,086	6,666	5,532	5,289	4,962	4,942

Source: NBH

The following tables set out the net credit flow provided by the Hungarian banking sector to households for the periods indicated:

	As of or for the quarter ended
	December 31,							March 31,	June 30,	September 30,	December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2012	2012	2012
	(HUF billions)
Local Currency	15.3	10.7	(38.1)	(27.6)	(10.2)	47.0	60.6	154.9	(2.8)	47.9	(48.5)
Foreign Currency	211.7	299.8	369.5	206.9	(32.3)	(145.2)	(697.6)	(775.5)	(90.8)	(161.0)	(91.4)
Total	227.1	310.5	331.4	179.3	(42.5)	(98.3)	(637.0)	(620.6)	(93.6)	(113.1)	(139.9)

Source: NBH

Short-term debt

The following table sets out the total outstanding short-term external debt of Hungary as of the dates indicated:

	As of December 31,
	2008	2009	2010	2011	2012
	(EUR millions)
Short-term external debt	19,653.3	19,558.5	24,555.4	24,491.2	17,280.9

Source: NBH

Public Debt

GDMA had set up benchmarks to maintain the optimal cost-risk characteristics of public debt. The 90-day moving average values of those benchmarks are targeted as follows:

(i)                                     The share of foreign currency denominated debt within the total debt should not exceed 45%.

(ii)                                  The share of fixed-rate HUF-denominated debt should be between 61% and 83% of the total HUF-denominated debt and the share of floating-rate HUF-denominated debt should be between 17% and 39% of the total HUF-denominated debt, each calculated using three-month average values.

(iii)                               The share of fixed-rate foreign currency denominated debt should be between 62.5% and 67.5% of the total foreign currency denominated debt and the share of fixed-rate foreign currency denominated debt should be between 31.5% and 37.5% of the total foreign currency denominated debt, each calculated using three-month average values.

(iv)                              The duration of the HUF-denominated debt should be between two and three years, calculated using three-month average values.

According to the borrowing plan for 2013, GDMA plans to issue HUF- denominated securities in the amount of HUF4,394 billion in addition to issuing foreign currency denominated securities in the amount of HUF1,502 billion. As a result, GDMA plans to issue securities in the amount of HUF5,896 billion, and the share of foreign currency denominated issuance will be 25%. Gross redemptions will amount to HUF5,117 billion, of which HUF3,662 billion is denominated in HUF, and HUF1,455 billion is denominated in foreign currency. The net borrowing requirement amounts to HUF779 billion. The following table sets out the planned composition by tenor of the planned Hungarian government bond issuances for the year 2013:

Share
(%)
3-year	40.8
5-year (floating)	3.9
5-year (fixed)	24.5
10-year	24.8
15-year	5.9

Source: GDMA

GDMA may rely on several liquidity reserves including the balance of the Single Treasury Account, the foreign exchange denominated deposits at the central bank (amounting to approximately EUR1.0 billion), stand-by facilities and the remaining balance of the Pension Reform and Debt Reduction Fund.

During the first nine months of 2013, turnover on the secondary market amounted to HUF27.0 trillion (approximately USD125 billion).

The following table sets out the amount offered and bid during the auctions held in 2013 until October 31, 2013 by the GDMA, the amount of bids accepted on the auctions and the amount of bids accepted in case of non-competitive sales:

Auction results in the first ten months of 2013
(HUF billions)
Amount offered	990
Amount bid	2,794
Bids accepted	1,189
Non-competitive sales	237
Total amount accepted	1,426

Source: GDMA

The following table sets out the five-year CDS spreads of Hungary, the EMBI Global spread and the yield of the USD-denominated government bond issued by Hungary maturing on January 29, 2020 as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(basis points)
5-year CDS spread of Hungary	385	623	279
EMBI Global spread	289	426	266
USD denominated bond yield	700	764	452

Source: Bloomberg

The following table sets out the share of investor types holding HUF- denominated Hungarian government securities as of the dates indicated:

						As of
	As of December 31,					August 31,
	2008	2009	2010	2011	2012	2013
	(%)
Non-residents	22.3	19.8	22.7	35.0	40.4	36.3
Households	8.8	7.2	6.7	7.4	9.5	12.2
Credit institutions and money market funds	31.5	33.6	31.8	32.0	29.3	30.5
Other investment funds and financial institutions	4.9	5.0	5.3	5.4	4.2	5.4
Insurance companies and pension funds	24.2	28.4	28.6	16.3	13.7	12.4
Other	8.2	6.0	4.9	3.9	2.9	3.2

Source: NBH

The following table sets out the amount of HUF-denominated government bonds issued by Hungary during the periods indicated:

	Year ended December 31,
	2007	2008	2009	2010	2011	2012
	(EUR billions)
Hungarian government bond issuance	9.1	5.1	3.4	6.0	5.9	5.5

Source: GDMA

The following table sets out the amount of HUF-denominated Hungarian government securities owned by non-residents for the periods indicated and the average term-to-maturity of the HUF-denominated Hungarian government securities owned by non-residents as of the dates indicated:

	As of December 31,
	2007	2008	2009	2010	2011	2012
Non-resident holdings (HUF billions)	3,241.3	2,458.9	2,155.5	2,532.7	3,796.8	5,008.5
Average term-to-maturity (years)	4.3	4.3	4.6	4.7	4.1	3.9

Source: GDMA

The following table sets out the benchmark yields of Hungarian government securities as of the dates indicated:

	As of December 31,
	2007	2008	2009	2010	2011	2012
	(%)
3 years	7.52	9.57	7.41	7.72	9.06	5.61
5 years	7.38	9.43	7.59	7.85	9.64	5.89
10 years	7.08	8.28	7.99	7.95	9.75	6.11

Source: GDMA

The following table sets out the maturity profile of the central government debt of Hungary for the years indicated as of September 30, 2013(1):

	For the year ended December 31,
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2041
	(EUR billions)
HUF bonds	1.8	3.4	5.8	4.6	5.7	1.5	2.4	1.9	0.0	1.8	1.7	0.0	0.0	0.4	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
T-bills	3.2	3.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retail paper	0.9	3.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
HUF loans	0.1	0.4	0.2	0.1	0.0	0.0	0.0	0.2	0.0	0.4	0.2	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FX loans	0.1	2.7	0.3	2.3	0.7	0.4	0.2	0.2	0.4	0.2	0.2	0.1	0.1	0.1	0.6	0.3	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0
FX bonds	0.0	2.7	2.0	2.8	1.9	2.4	1.0	2.4	2.1	0.0	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9
Other debt	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Sources: GDMA, NBH

Note:

(1)                                 Preliminary data calculated according to the foreign exchange rate of 298.48EUR/HUF as published by NBH as of September 30, 2013.

The following table sets out the draw-down (positive) and the redemption (negative) profile of the IMF/EU financial assistance programme for the years indicated:

	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(EUR millions)
Draw-down (positive)/ Redemption (negative)	6,911	5,891	0	(2,000)	(3,338)	(3,964)	(2,000)	0	(1,500)

Source: NBH

External Public Debt

The following table sets out the total foreign-currency debt issuance by Hungary as of December 31 of the year indicated:

	For the year ended December 31,
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013(1)
	(EUR millions)
Foreign-currency debt issuance	2,000	3,190	3,987	2,576	1,155	1,721	1,000	1,512	3,807	0	4,000

Source: GDMA

Note:

(1)                                 Planned amount.